08001379

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

March 14, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 25 2008
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
14 March 2008 (ASX: Announcement & Media Release – Drilling Update ; ASX - Appendix 3B)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

11 March 2008

ASX ANNOUNCEMENT AND MEDIA RELEASE

DRILLING UPDATE

Wei 6-12E-1A Exploration Well, Beibu Gulf Block 22/12, Offshore China

The Operator, Roc Oil (China) Company, has advised that as at 0600 (local time) on 11 March 2008, the current operation at the Wei 6-12E-1A exploration well was cutting sidewall cores. Since the last Drilling Report on 4 March 2008, the well has been drilled to a Total Depth of 2,510 mBRT and an extensive evaluation programme has been carried out. The well encountered minor residual oil shows and will be plugged and abandoned.

The well result does not impact upon the development plans for the nearby Wei 6-12 and Wei 6-12 South Oil Fields.

Based on a variety of operational reasons, the Block 22/12 Joint Venture is currently reviewing it's decision to drill the Wei 12-2N-1 well.

Participating Interests in Block 22/12 Joint Venture are:

Roc Oil (China) Company	40%. (Operator)
Horizon Oil Limited	30%
Petsec Petroleum*	25%
Oil Australia Pty Ltd**	**5%**

The above interests are subject to Government participation in developments of up to 51%
**a subsidiary of Petsec Energy Ltd **a subsidiary of First Australian Resources*

Schwing #2 Well, South Grosse Tete, Iberville Parish, South Louisiana
Preparing to run casing to 14,386 feet TD – FAR (0-14,500 feet 5%)(>14,500 feet 17.7%)

Since the last report the well has reached total depth of 14,386 feet and will now be logged through casing due to high bottom hole pressures being experienced.

Drilling of the deeper Nodasaria-Discorbis section has conformed with pre-drill prognosis and multiple gas shows and sands are evident on mudlogs. These shows will be evaluated and tested once a 5 inch completion liner has been run in the well.

As reported earlier, 11 feet of gas pay has been identified in the Upper Marg Tex interval and a probable 5 feet of gas pay in the Lower Marg Tex interval of the Schwing #2 well.

The project is being operated by Spartan Operating Company, Inc. FAR's interest is subject to a back-in of 25% after cost recovery is achieved on a full project basis. Other participants include ASX listed Amadeus Energy Limited (AMU).

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN

41 009 117 293

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Consultant Options Expiring 1 March 2011
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	6,000,000 Consultant Options expiring 1 March 2011
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The Options have an exercise price of 14 cents and may be exercised at any time on or before 1 March 2011.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	The Options are not quoted on the ASX and have no voting or dividend rights until exercised.
5	Issue price or consideration	The Options will be issued to Zenix Nominees Pty Ltd, a subsidiary of Hartleys Limited, as consideration for the provision of advisory services, in lieu of advisory fees.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Refer to item 5 above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 March 2008

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	483,553,344 7,700,000	ORD Convertible Notes

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,000,000	Consultants options (expiring on 30 June 2008)
		200,000	Consultants options (expiring on 30 Sept 2008)
		300,000	Consultants options (expiring on 30 Sept 2008)
		1,500,000	Consultants options (expiring on 30 June 2008)
		1,500,000	Consultants options (expiring on 30 June 2009)
		2,000,000	Consultants options (expiring on 30 June 2010
		9,500,000	Incentive Options (expiring on 31 July 2010)
		6,000,000	Consultant Options (expiring 1 March 2011)

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b) – NOT RELEVANT

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director) Date: ....14 March 2008

Print name: ....MICHAEL EVANS...........

END

+ See chapter 19 for defined terms.